AMENDMENT TO SUB-ADVISORY AGREEMENT

AMENDMENT effective as of the 28th day of October 2015 to the Sub-Advisory Agreement dated March 15, 2013 (the “Agreement”) between Aspiriant, LLC and Parametric Risk Advisors, LLC

WHEREAS, the parties desire to amend the Agreement to modify Schedule A thereto;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirely and replacing it with the following:

SCHEDULE A

Strategy	Sub-Advisory Fee Schedule
PRA Call Writing Strategy	Asset Level	Sub-Advisory Fee
PRA Volatility Management Strategy	Asset Level	Sub-Advisory Fee

AGREED AND ACCEPTED:

ASPIRIANT, LLC		PARAMETRIC RISK ADVISORS, LLC

By:	/s/ John D. Allen	By:	/s/ Jonathan Orseck
Name:	John D. Allen	Name:	Jonathan Orseck
Title:	Chief Investment Officer	Title:	Managing Director